Icahn Capital L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153

Andrew Langham, Assistant General Counsel	Direct Dial: (212) 702-4382
Email: alangham@sfire.com

April 17, 2013

Via EDGAR, Email and Federal Express

United States Securities and Exchange Commission
Division of Corporation Finance -- Office of Mergers & Acquisitions
One Station Place – 100 F Street, N.E.
Washington D.C. 20549-3628
Attention:  Ms. Peggy Kim, Special Counsel

Re:	Transocean Ltd. (“Transocean” or the “Company”)
Soliciting Material filed pursuant to Rule 14a-12 by Icahn Partners et al.
Filed April 4, 2013
File No. 0-53533

Dear Ms. Kim:

Set forth below, on behalf of Icahn Enterprises Holdings L.P., a limited partnership governed by the laws of Delaware, Icahn Partners LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund II LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund III LP, a limited partnership governed by the laws of Delaware, High River Limited Partnership, a limited partnership governed by the laws of Delaware, Hopper Investments LLC, a limited liability company governed by the laws of Delaware, Barberry Corp., a corporation governed by the laws of Delaware, Icahn Onshore LP, a limited partnership governed by the laws of Delaware, Icahn Offshore LP, a limited partnership governed by the laws of Delaware, Icahn Capital LP, a limited partnership governed by the laws of Delaware, IPH GP LLC, a limited liability company governed by the laws of Delaware, Icahn Enterprises G.P. Inc., a corporation governed by the laws of Delaware, Beckton Corp., a corporation governed by the laws of Delaware, and Carl C. Icahn, an individual (collectively, the “Icahn Entities”), are responses to the comments contained in the letter (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by Andrew Langham, Assistant General Counsel to Icahn Enterprises L.P. and certain affiliates, via email on April 8, 2013, relating to the soliciting material filed pursuant to Rule 14a-12 by the Icahn Entities with the Commission on April 4, 2013 (the “Material”).   This letter is being filed with the Commission electronically today.  In addition to the electronic filing, we are delivering via email and federal express a hard copy of this letter.

For the convenience of the Staff, each of the Staff’s comments is reproduced in italics and is followed by the corresponding response of the Icahn Entities.

Soliciting Material

Carl C. Icahn Issues Open Letter to Transocean Shareholders

1.
We note that you state: “Transocean paid almost $18.2 billion for the GSF assets which we believe are worth only $7.5 billion today, thereby destroying $10.3 billion of shareholders value” and we note that in footnote 1 you refer to public information, Morgan Stanley research reports and Transocean filings as sources for your statements.  Please provide supplementally to us and revise to further describe the basis for your statements and estimated values and describe any assumptions or limitations on the estimates and any analysis you conducted to reach the conclusion that the Global Santa Fe resulted in the loss of $10.3 billion of shareholder value.  Refer to SEC Release 34-16833 for guidance.

In response to the Staff’s comment, in 2007, Transocean Ltd. (the “Company”) paid almost $18.2 billion for the Global Santa Fe (“GSF”).  (Please see Exhibit A, Bloomberg M&A Analysis screenshot)  The table below sets forth the Icahn Entities’ analysis (including references to the information upon which the analysis is based (all of which is publicly available)) that describes the basis for the belief that the Company lost approximately $10.3 billion of shareholder value as a result of the GSF acquisition.

	Summary of GSF Value
		High	Low
1	Value of GSF Jackups sold to Shelf Drilling	430.5	430.5
2	Value of GSF Jackups Retained	1,795.0	2,195.0
3	Value of Floaters Retained	4,110.0	4,510.0
4	Value of Other Jackups Sold	128.0	228.0
5	Value of Jackups sold to Hercules in 2008	320.0	320.0
6	Value of Floater Sold Arctic II/IV	205.0	205.0
7	Less Deal Fees	(58.0)	(58.0)
	Total Value	6,930.5	7,830.5

8	Total Value at Deal Time	18,176.0	18,176.0
	Value Destroyed	(11,245.5)	(10,345.5)

Source:

Rows 1 to 7:            Please see Exhibits B-1 to B-7 attached to this letter for further detail.

Row 8:                      Please see Exhibit A attached to this letter for further detail.

Rows 2, 3 and 4: A High and Low range was calculated for use in the table above. The midpoint for each of Row 2, 3 and 4 was obtained as further described on Exhibit B-2, B-3 and B-4, respectively.

With respect to the Staff’s request that, in addition to providing supplemental information, the Icahn Entities also revise the disclosure, the Icahn Entities are of the view that such revisions are not necessary because the summary disclosure already provided sufficiently informs shareholders.   The Material included a summary explanation of how the Icahn Entities reached the conclusion that the GSF assets are “worth only $7.5 billion today.”  As explained in footnote 1 to the Material, the Icahn Entities disclosed that their analysis was based on publicly available information, including analyst research reports, and described the methodology used to ascribe asset values.  Significantly, because the Icahn Entities did not rely on any information not already available to shareholders, the Icahn Entities are of the view that there is no further information that needs to be disclosed.  Furthermore, as evidenced by the supplemental materials provided to the Staff with this letter, to provide otherwise already publicly available information beyond the summary analysis would not provide any additional information helpful to shareholders, would be voluminous and potentially confusing to shareholders.

2.
We note that you state: “Based on an 8.25x 2015 P/E multiple, $8.75 billion of capital invested in this manner would only add $5.1 billion of value, thereby destroying another $3.6 billion of shareholder value.”  Please provide supplementally to us and revise to further describe the basis for your statements and estimated values in the second paragraph under “The New Transocean Plan” and describe any assumptions or limitations on the estimates and any analysis you conducted to reach the conclusion that that Transocean’s new plans would result in the loss of another $3.6 billion of shareholder value.

In response to the Staff’s comment, the table below sets forth the Icahn Entities’ analysis as to how the Company’s current investment plan could be expected to result in the loss of an additional $3.6 billion of shareholder value.

	Earnings Model

1	2015 Consensus Earnings	6.1819
2	Price	51
3	P/E	8.25

4	Increased Earnings Through Investment	628
5	Shares Outstanding	360
6	Per Share	1.74
7	Incremental Value Per Share	14.39
8	Total Value	5,180.9
9	Total Investment	8,874.0
10	Value Destroyed	3,693.1

Source:

Row 1:	On March 27, 2013, the Bloomberg 2015 EPS Consensus was $6.1819. Since that time it has increased to $6.2343 as of April 11, 2013.
Row 2:	The per share price rounded to the nearest whole dollar amount as of April 11, 2013.
Row 3:	Share price/2015 Consensus Earnings
Row 4:	Please see Exhibit G attached to this letter for further detail.
Row 5:	Shares outstanding as of February 20, 2013 as disclosed by the Company in the 2012 Form 10K.
Row 6:	Increased Earnings Through Investment/Shares Outstanding.
Row 7:	Total Value/Shares Outstanding
Row 8:	Incremental Value Per Share multiplied by Shares Outstanding
Row 9:	Please see Exhibit G attached to this letter. The Total Investment is the Debt Paydown plus the Ship Investments.
Row 10: Total Investment minus Total Value

With respect to the Staff’s request that, in addition to providing supplemental information, the Icahn Entities also revise the disclosure, the Icahn Entities are of the view that such revisions are not necessary because the summary disclosure already provided sufficiently informs shareholders.   The Material, including footnote 3, discloses how the Icahn Entities reached the conclusion that Transocean could destroy “another $3.6 billion of shareholder value.”  The analysis was based on publicly available information.  Significantly, because the Icahn Entities did not rely on any information not already available to shareholders, the Icahn Entities are of the view that there is no further information that needs to be disclosed.  Furthermore, as evidenced by the supplemental materials provided to the Staff with this letter, to provide additional analysis beyond the summary analysis already provided would not provide any additional information helpful to shareholders, would be voluminous and potentially confusing to shareholders.

If you have any questions regarding this filing, please contact the undersigned at (212) 702-4382 or alangham@sfire.com.

Very truly yours,

Andrew Langham

Filed with EDGAR without attachments